# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PUBLIX SUPER MARKETS INC, CIK 0000081061
CUSIP: 000000000
Title of class of securities: Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 3300 PUBLIX CORPORATE PARKWAY, LAKELAND, Florida (FL), 33811
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001215786

## Reporting persons
- JOHNSON TINA P: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 347,873,011; shared voting power 32,714,569; sole dispositive power 56,001,211; shared dispositive power 324,586,369; aggregate amount beneficially owned 380,587,580 (11.7% of the class)

## Item 1. Issuer
Name of issuer: PUBLIX SUPER MARKETS INC
Address of issuer's principal executive offices: 3300 PUBLIX CORPORATE PARKWAY, LAKELAND, FLORIDA, 33811.

## Item 2. Person Filing
Name of person filing: Tina P. Johnson
Address of principal business office or, if none, residence: 3300 Publix Corporate Parkway, Lakeland, FL 33811
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 380,587,580
Percent of class: 11.7%
Sole power to vote or to direct the vote: 347,873,011
Shared power to vote or to direct the vote: 32,714,569
Sole power to dispose or to direct the disposition: 56,001,211
Shared power to dispose or to direct the disposition: 324,586,369

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Ms. Johnson is the trustee of the Company's 401(k) SMART Plan ("SMART Plan"), and as such, Ms. Johnson is deemed to have sole voting and shared dispositive power over the shares held by the SMART Plan except to the extent of her individual SMART Plan shares for which she has sole voting and investment power. She is therefore deemed to be the beneficial owner of the 291,555,086 shares of the Company's common stock held by the SMART Plan, or approximately 9.0% of the total outstanding shares of the Company's common stock.

Ms. Johnson has sole voting and investment power over 569,451 shares of common stock which are held directly, sole voting and investment power over 25,519 shares of common stock which are held indirectly, sole voting and shared investment power over 316,714 shares of common stock which are held indirectly and shared voting and investment power over 627,936 shares of common stock which are held indirectly. Ms. Johnson also has sole voting and investment power over 55,406,241 shares of common stock as the trustee of trusts and shared voting and investment power over 32,086,633 shares of common stock as the co-trustee of trusts for which Ms. Johnson does not have a pecuniary interest.

Participants in the SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company's common stock through the Publix Stock Fund offered under the SMART Plan, subject to certain limitations. Vested participants also have the right upon termination, pursuant to the terms of the SMART Plan, to elect an in-kind distribution of the Company's common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company's common stock and the proceeds from the sale of the Company's common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

Ms. Johnson is the trustee of trusts that hold an aggregate of 87,492,874 shares of the Company's common stock for which she does not have a pecuniary interest. The beneficiaries of their respective trusts are entitled to all of the economic benefits of ownership of the shares of the Company's common stock held by those trusts.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable. However, as noted in Item 6 above, Ms. Johnson is the trustee of the SMART Plan and is deemed to have sole voting and shared dispositive power over the shares held by the SMART Plan.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JOHNSON TINA P: /s/ Tina P. Johnson, Tina P. Johnson (02/13/2025)